Filed pursuant to Rule 424(b)(5)

Registration No. 333-264966

PROSPECTUS SUPPLEMENT

(To the Prospectus dated June 10, 2022)

Up to $11,182,507

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated June 10, 2022, filed with the Securities and Exchange Commission as a part of our Registration Statement on Form S-3 (File No. 333-264966) on May 16, 2022, and declared effective on June 10, 2022 (the “Prior Prospectus”), relating to the offer and sale of up to $75,000,000 of shares of our common stock, par value $0.001 per share (the "common stock"), pursuant to that certain Controlled Equity OfferingSM Sales Agreement, or the Sales Agreement, dated May 11, 2021, with Cantor Fitzgerald & Co., or Cantor, Canaccord Genuity LLC, or Canaccord Genuity, H.C. Wainwright & Co., LLC, or H.C. Wainwright & Co., and Ladenburg Thalmann & Co. Inc., or Ladenburg Thalmann. We refer to each of Cantor, Canaccord Genuity, H.C. Wainwright & Co. and Ladenburg Thalmann as a “Sales Agent” and together as “Sales Agents.” This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

Through March 28, 2023, we have sold 5,787,351 shares of common stock in accordance with the Sales Agreement under the Prior Prospectus for aggregate gross proceeds of approximately $6.9 million. We are filing this prospectus supplement to amend the Prior Prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amount that we may sell under the registration statement of which this prospectus supplement and the Prior Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $11,182,507 under the Sales Agreement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prior Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is traded on the Nasdaq Global Market under the symbol “ZYNE.” The aggregate market value of our common stock held by non-affiliates as of March 28, 2023 pursuant to General Instruction I.B.6 of Form S-3 is approximately $33.5 million, which was calculated based on 50,070,927 outstanding shares of our common stock held by non-affiliates at a price of $0.67 per share, which was the closing price of our common stock on January 31, 2023. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-month calendar period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are reducing the aggregate sales price of the shares of our common stock that we may sell pursuant to this prospectus supplement and the Prior Prospectus to $11,182,507 from time to time through the Sales Agents.

In addition, the paragraph under “LEGAL MATTERS” on page S-13 of the Prior Prospectus is replaced in its entirety with the following: “The legal validity of the securities offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Philadelphia, Pennsylvania. Covington & Burling LLP, New York, New York, is counsel for the Sales Agents in connection with this offering.”

Investing in our common stock involves risks. Before investing in our common stock, you should carefully read the discussion of material risks of investing in our common stock on page S-4 of the Prior Prospectus under the heading “Risk Factors,” as well as the risk factors discussed in the documents we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and which we incorporate into this prospectus by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cantor	Canaccord Genuity	H.C. Wainwright & Co.	Ladenburg Thalmann

The date of this prospectus supplement is March 28, 2023